SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Kennedy-Wilson Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

489398107

(CUSIP Number)

Peter Clarke

Vice President and Chief Operating Officer

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- With a copy to -

Jason R. Lehner

Sean J. Skiffington

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

August 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) V. Prem Watsa

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 13,322,009

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,322,009

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,322,009

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%

14	Type of Reporting Person IN

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) The Second 810 Holdco Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 13,322,009

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,322,009

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,322,009

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) The Second 1109 Holdco Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 13,322,009

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,322,009

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,322,009

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) The Sixty Two Investment Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 13,322,009

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,322,009

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,322,009

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 12002574 Canada Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 13,322,009

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,322,009

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,322,009

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Fairfax Financial Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 13,322,009

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,322,009

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,322,009

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FFHL Group Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 6,801,134

	9	Sole Dispositive Power

	10	Shared Dispositive Power 6,801,134

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,801,134

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.5%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Fairfax (US) Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 4,882,265

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,882,265

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,882,265

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Brit Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 1,918,869

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,918,869

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,918,869

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Brit Insurance Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 1,918,869

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,918,869

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,918,869

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Brit Syndicates Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 200,000

	9	Sole Dispositive Power

	10	Shared Dispositive Power 200,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Brit Reinsurance (Bermuda) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 512,869

	9	Sole Dispositive Power

	10	Shared Dispositive Power 512,869

11	Aggregate Amount Beneficially Owned by Each Reporting Person 512,869

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Brit UW Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 1,206,000

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,206,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,206,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Odyssey US Holdings Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 605,091

	9	Sole Dispositive Power

	10	Shared Dispositive Power 605,091

11	Aggregate Amount Beneficially Owned by Each Reporting Person 605,091

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Odyssey Group Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 605,091

	9	Sole Dispositive Power

	10	Shared Dispositive Power 605,091

11	Aggregate Amount Beneficially Owned by Each Reporting Person 605,091

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Odyssey Reinsurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 280,000

	9	Sole Dispositive Power

	10	Shared Dispositive Power 280,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 280,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Zenith National Insurance Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 144,979

	9	Sole Dispositive Power

	10	Shared Dispositive Power 144,979

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,979

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Zenith Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 144,979

	9	Sole Dispositive Power

	10	Shared Dispositive Power 144,979

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,979

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Resolution Group Reinsurance (Barbados) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 4,132,195

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,132,195

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,195

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 1102952 B.C. Unlimited Liability Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 6,062,193

	9	Sole Dispositive Power

	10	Shared Dispositive Power 6,062,193

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,062,193

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.0%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Allied World Assurance Company Holdings, Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 6,062,193

	9	Sole Dispositive Power

	10	Shared Dispositive Power 6,062,193

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,062,193

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.0%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Allied World Assurance Company Holdings I, Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 6,062,193

	9	Sole Dispositive Power

	10	Shared Dispositive Power 6,062,193

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,062,193

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.0%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Allied World Assurance Company, Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 6,062,193

	9	Sole Dispositive Power

	10	Shared Dispositive Power 6,062,193

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,062,193

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.0%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Allied World Assurance Holdings (Ireland) Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 6,062,193

	9	Sole Dispositive Power

	10	Shared Dispositive Power 6,062,193

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,062,193

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.0%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Allied World Assurance Holdings (U.S.) Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 6,062,193

	9	Sole Dispositive Power

	10	Shared Dispositive Power 6,062,193

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,062,193

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.0%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Allied World Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization New Hampshire

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 6,062,193

	9	Sole Dispositive Power

	10	Shared Dispositive Power 6,062,193

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,062,193

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.0%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) AW Underwriters Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 1,264,040

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,264,040

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,264,040

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Allied World Specialty Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 1,264,040

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,264,040

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,264,040

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Allied World Surplus Lines Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 664,940

	9	Sole Dispositive Power

	10	Shared Dispositive Power 664,940

11	Aggregate Amount Beneficially Owned by Each Reporting Person 664,940

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person CO

CUSIP No. 489398107

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Allied World Assurance Company (U.S.) Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 996,104

	9	Sole Dispositive Power

	10	Shared Dispositive Power 996,104

11	Aggregate Amount Beneficially Owned by Each Reporting Person 996,104

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.7%

14	Type of Reporting Person CO

Explanatory note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 20, 2010 (as amended and supplemented prior to the date hereof, the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 3, the “Schedule 13D”).

This Amendment No. 3 is filed in connection with the sale by Fairfax Financial Holdings Limited and certain of its affiliates of all of its interests in RiverStone Europe to CVC Strategic Opportunities Fund II on August 23, 2021.

The following amendments to Items 2, 5, 6 and 7 of the Schedule 13D are hereby made:

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.	V. Prem Watsa, an individual, is a citizen of Canada, and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2.	The Second 810 Holdco Ltd. (“810 Holdco”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. 810 Holdco is an investment holding company. The principal business and principal office address of 810 Holdco is 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada, M5J 2N7;

3.	The Second 1109 Holdco Ltd. (“Holdco”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Holdco is an investment holding company. The principal business and principal office address of Holdco is 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada, M5J 2N7;

4.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. Sixty Two is an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L2;

5.	12002574 Canada Inc. (“12002574”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. 12002574 is an investment holding company. The principal business and principal office address of 12002574 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6.	Fairfax Financial Holdings Limited (“Fairfax”) is a corporation incorporated under the laws of Canada. Fairfax Holdings is a holding company. The principal business and principal office address of Fairfax Holdings is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

7.	FFHL Group Ltd. (“FFHL”), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. FFHL is a holding company. The principal business and principal office address of FFHL is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

8.	Fairfax (US) Inc. (“Fairfax US”), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. Fairfax US is a holding company. The principal business and principal office address of Fairfax US is 2850 Lake Vista Drive, Suite 150, Lewisville, Texas 75067;

9.	Brit Limited (“Brit”), a corporation incorporated under the laws of England and Wales, is a wholly owned subsidiary of Fairfax. Brit is a holding company. The principal business and principal office address of Brit is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

10.	Brit Insurance Holdings Limited (“Brit Insurance”), a corporation incorporated under the laws of England and Wales, is a wholly owned subsidiary of Fairfax. Brit Insurance is a holding company. The principal business and principal office address of Brit Insurance is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

11.	Brit Syndicates Limited (“Brit Syndicates”), a corporation incorporated under the laws of England and Wales, is a wholly owned subsidiary of Fairfax. The principal business of Brit Syndicates is insurance. The principal business and principal office address of Brit Syndicates is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

12.	Brit Reinsurance (Bermuda) Limited (“Brit Reinsurance”), a corporation incorporated under the laws of Bermuda, is a wholly owned subsidiary of Fairfax. The principal business of Brit Reinsurance is reinsurance. The principal business and principal office address of Brit Reinsurance is Clarendon House, 2 Church Street, Hamilton, Bermuda, HM 11;

13.	Brit UW Limited (“Brit UW”), a corporation incorporated under the laws of England and Wales, is a Lloyd’s Corporate Member. The principal business of Brit UW is Lloyd’s Corporate Member. The principal business address and principal office address of Brit UW is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

14.	Odyssey US Holdings Inc. (“Odyssey”), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. Odyssey is a holding company. The principal business and principal office address of Odyssey is 1209 Orange Street, Wilmington, Delaware, USA, 19801;

15.	Odyssey Group Holdings, Inc. (“Odyssey Group”), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. Odyssey Group is a holding company. The principal business and principal office address of Odyssey Group is 300 First Stamford Place, Stamford, Connecticut, USA, 06902;

16.	Odyssey Reinsurance Company (“Odyssey Reinsurance”), a corporation incorporated under the laws of Connecticut, is a wholly owned subsidiary of Fairfax. The principal business of Odyssey Reinsurance is reinsurance. The principal business and principal office address of Odyssey Reinsurance is 300 First Stamford Place, Stamford, Connecticut, USA, 06902;

17.	Zenith National Insurance Corp. (“ZNIC”), a corporation incorporated under the laws of Delaware, is wholly owned subsidiary of Fairfax. ZNIC is a holding company. The principal business and principal office address of ZNIC is 21255 Califa Street, Woodland Hills, California, USA, 91367-5021;

18.	Zenith Insurance Company (“Zenith”), a corporation incorporated under the laws of California, is a wholly owned subsidiary of Fairfax. The principal business of Zenith is workers’ compensation insurance. The principal business and principal office address of Zenith is 21255 Califa Street, Woodland Hills, California, USA, 91367-5021;

19.	Resolution Group Reinsurance (Barbados) Limited (“Resolution”), a corporation incorporated under the laws of Barbados, is a wholly owned subsidiary of Fairfax. The principal business of Resolution is reinsurance. The principal business and principal office address of Resolution is #12 Pine Commercial, The Pine, St. Michael, Barbados, BB11103;

20.	1102952 B.C. Unlimited Liability Company (“1102952”), a corporation incorporated under the laws of British Columbia, is a wholly owned subsidiary of Fairfax. 1102952 is a holding company. The principal business and principal office address of 1102952 is 1600 - 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2;

21.	Allied World Assurance Company Holdings, Ltd (“Allied Holdings Bermuda”), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Holdings Bermuda is a holding company. The principal business and principal office address of Allied Holdings Bermuda is 27 Richmond Road, Pembroke, Bermuda;

22.	Allied World Assurance Company Holdings I, Ltd (“Allied Holdings I Ltd”), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Holdings I Ltd is a holding company. The principal business and principal office address of Allied Holdings I Ltd is 27 Richmond Road, Pembroke, Bermuda, HM 08;

23.	Allied World Assurance Company, Ltd (“Allied Assurance”), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. The principal business of Allied Assurance is insurance. The principal business and principal office address of Allied Assurance is 27 Richmond Road, Pembroke, Bermuda, HM 08;

24.	Allied World Assurance Holdings (Ireland) Ltd (“Allied Ireland”), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Ireland is a holding company. The principal business and principal office address of Allied Ireland is 27 Richmond Road, Pembroke, Bermuda, HM 08;

25.	Allied World Assurance Holdings (U.S.) Inc. (“Allied U.S.”), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. Allied U.S. is a holding company. The principal business and principal office address of Allied U.S. is 1209 Orange Street, Wilmington, Delaware, USA, 19801;

26.	Allied World Insurance Company (“Allied Insurance”), a corporation incorporated under the laws of New Hampshire, is a subsidiary of Fairfax. The principal business of Allied Insurance is insurance. The principal business and principal office address of Allied Insurance is 10 Ferry Street, Suite 313, Concord, New Hampshire, USA, 03301;

27.	AW Underwriters Inc. (“AW”), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. The principal business AW is as an insurance agency. The principal business and principal office address of AW is 251 Little Falls Drive, Wilmington, Delaware, USA, 19808;

28.	Allied World Specialty Insurance Company (“Allied Specialty”), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. The principal business of Allied Specialty is insurance. The principal business and principal office address of Allied Specialty is 251 Little Falls Drive, Wilmington, Delaware, USA, 19808;

29.	Allied World Surplus Lines Insurance Company (“Allied Lines”), a corporation incorporated under the laws of Arkansas, is a subsidiary of Fairfax. The principal business of Allied Lines is insurance. The principal business and principal office address of Allied Lines is 425 West Capitol Avenue, Suite 1800, Little Rock, Arkansas, USA, 72201-3525; and

30.	Allied World Assurance Company (U.S.) Inc. (“Allied Assurance U.S.”), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. The principal business of Allied Assurance U.S. is insurance. The principal business and principal office address of Allied Assurance U.S. is 251 Little Falls Drive, Wilmington, Delaware, USA, 19808.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 810 Holdco, Holdco, Sixty Two, 12002574, Fairfax Holdings, FFHL, Fairfax US, Brit, Brit Insurance, Brit Syndicates, Brit Reinsurance, Brit UW, Odyssey, Odyssey Group, Odyssey Reinsurance, ZNIC, Zenith, Resolution, 1102952, Allied Holdings Bermuda, Allied Holdings I Ltd, Allied Assurance, Allied Ireland, Allied U.S., Allied Insurance, AW, Allied Specialty, Allied Lines or Allied Assurance U.S. that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T, U, V, W, X, Y, Z, AA, BB or CC as the case may be, and such Annexes are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 5.	Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a)         Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The percentage of Shares beneficially owned by each of the Reporting Persons was calculated based on 152,826,089 Shares issued and outstanding as of August 18, 2021.

(b)          The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)           Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T, U, V, W, X, Y, Z, AA, BB or CC, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

(d)           No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than each of the Reporting Persons.

(e)            Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

“On August 23, 2021, Fairfax completed its previously announced transaction (the “RiverStone Transaction”) with CVC Strategic Opportunities Fund II (“CVC”) to sell all of its interests in RiverStone Europe to CVC. Certain subsidiaries of RiverStone Europe are record owners of 458,682 shares of common stock in the capital of the Issuer (the “RiverStone Shares”). As described below, Fairfax and its affiliates also remain the continuous beneficial owners of the RiverStone Shares, and retain pecuniary interest in the RiverStone Shares, through and following completion of the RiverStone Transaction.

In connection with the RiverStone Transaction, Fairfax entered into Asset Value Loan Notes (“AVLNs”) with the current holders of the RiverStone Shares (the “Payees”) for purposes of assurance of the value of the RiverStone Shares until such time as such RiverStone Shares are transferred to be directly owned by Fairfax or its affiliates or sold at the direction of Hamblin Watsa Investment Counsel Ltd. (“HWIC”), a wholly owned subsidiary of Fairfax, (such transfer or sale, the “AVLN Transfer”). During the term of the AVLNs, Fairfax (through HWIC) will have operational control and direction over the RiverStone Shares (other than the right to grant any encumbrance over the RiverStone Shares), including having sole control over all voting and related matters involving the RiverStone Shares, other than where the exercise of such right could reasonably be expected, in the opinion of the Payee, to result in liability, regulatory breach or material reputational damage.

The AVLN is structured to provide that the Payee will receive a specified price for the RiverStone Shares upon the AVLN Transfer, which will occur no later than December 31, 2022. The specified price to be paid to the Payee upon the AVLN Transfer will be calculated as the market value of the RiverStone Shares as of December 31, 2019 plus interest on such amount to the date of the AVLN Transfer at an annualized rate of 3% (compounding annually), less any distributions retained by the Payee in respect of the RiverStone Shares, plus any applicable costs of the Payee related to the AVLN Transfer. Any amounts received in excess of that specified price will be for the benefit of Fairfax. The timing of the AVLN Transfer may depend on a number of factors, including market conditions and the timing of transactions with respect to other securities subject to other AVLNs between Fairfax and the Payee.

The forgoing description of the AVLN does not purport to be complete and is qualified in its entirety by the full text of such agreement, the form of which is filed herewith as Exhibit 4 and incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit to the end thereof:

“Ex. 1.1:	Members of filing group.

Ex. 2.3:

Joint filing agreement dated as of August 25, 2021 between V. Prem Watsa, The Second 810 Holdco Ltd., The Second 1109 Holdco Ltd., The Sixty Two Investment Company Limited, 12002574 Canada Inc., Fairfax Financial Holdings Limited, FFHL Group Ltd., Fairfax (US) Inc., Brit Limited, Brit Insurance Holdings Limited, Brit Syndicates Limited, Brit Reinsurance (Bermuda) Limited, Brit UW Limited, Odyssey US Holdings Inc., Odyssey Group Holdings, Inc., Odyssey Reinsurance Company, Zenith National Insurance Corp., Zenith Insurance Company, Resolution Group Reinsurance (Barbados) Limited, 1102952 B.C. Unlimited Liability Company, Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company Holdings I, Ltd, Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd, Allied World Assurance Holdings (U.S.) Inc., Allied World Insurance Company, AW Underwriters Inc., Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc.

Ex. 3:	Power of attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020).

Ex. 4:	Form of Asset Value Loan Note Agreement among Fairfax Financial Holdings Limited, as Promisor and applicable Riverstone Europe Company, as Payee and Hamblin Watsa Investment Counsel Ltd., as HWIC.

Ex. 5:	Power of attorney, dated April 27, 2021 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on June 14, 2021).”

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	V. Prem Watsa

	By:	/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	The Second 810 Holdco Ltd.

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	The Second 1109 Holdco Ltd.

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	The Sixty Two Investment Company Limited

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	12002574 Canada Inc.

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Fairfax Financial Holdings Limited

By:	/s/ Peter Clarke
Name: Peter Clarke
Title: Vice President and Chief Operating Officer

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	FFHL Group Ltd.

	By:	/s/ V .Prem Watsa
		Name:	V .Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Fairfax (US) Inc.

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Brit Limited

	By:	/s/ Mark Allan
		Name:	Mark Allan
		Title:	Chief Financial Officer and Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Brit Insurance Holdings Limited

	By:	/s/ Mark Allan
		Name:	Mark Allan
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Brit Syndicates Limited

	By:	/s/ Mark Allan
		Name:	Mark Allan
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Brit Reinsurance (Bermuda) Limited

	By:	/s/ Mark Allan
		Name:	Mark Allan
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Brit UW Limited

	By:	/s/ Mark Allan
		Name:	Mark Allan
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Odyssey US Holdings Inc.

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Odyssey Group Holdings, Inc.

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Odyssey Reinsurance Company

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Zenith National Insurance Corp.

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Zenith Insurance Company

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Resolution Group Reinsurance (Barbados) Limited

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	1102952 B.C. Unlimited Liability Company

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Allied World Assurance Company Holdings, Ltd

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Allied World Assurance Company Holdings I, Ltd

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Allied World Assurance Company, Ltd

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Allied World Assurance Holdings (Ireland) Ltd

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Allied World Assurance Holdings (U.S.) Inc.

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Allied World Insurance Company

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	AW Underwriters Inc.

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Allied World Specialty Insurance Company

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Allied World Surplus Lines Insurance Company

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	Allied World Assurance Company (U.S.) Inc.

	By:	/s/ Peter Clarke
		Name:	Peter Clarke
		Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

Annex Index

Annex	Description
A	Directors and Executive Officers of The Second 810 Holdco Ltd.
B	Directors and Executive Officers of The Second 1109 Holdco Ltd.
C	Directors and Executive Officers of The Sixty Two Investment Company Limited
D	Directors and Executive Officers of 12002574 Canada Inc.
E	Directors and Executive Officers of Fairfax Financial Holdings Limited
F	Directors and Executive Officers of FFHL Group Ltd.
G	Directors and Executive Officers of Fairfax (US) Inc.
H	Directors and Executive Officers of Brit Limited
I	Directors and Executive Officers of Brit Insurance Holdings Limited
J	Directors and Executive Officers of Brit Syndicates Limited
K	Directors and Executive Officers of Brit Reinsurance (Bermuda) Limited
L	Directors and Executive Officers of Brit UW Limited
M	Directors and Executive Officers of Odyssey US Holdings Inc.
N	Directors and Executive Officers of Odyssey Group Holdings, Inc.
O	Directors and Executive Officers of Odyssey Reinsurance Company
P	Directors and Executive Officers of Zenith National Insurance Corp.
Q	Directors and Executive Officers of Zenith Insurance Company
R	Directors and Executive Officers of Resolution Group Reinsurance (Barbados) Limited
S	Directors and Executive Officers of 1102952 B.C. Unlimited Liability Company
T	Directors and Executive Officers of Allied World Assurance Company Holdings, Ltd
U	Directors and Executive Officers of Allied World Assurance Company Holdings I, Ltd
V	Directors and Executive Officers of Allied World Assurance Company, Ltd
W	Directors and Executive Officers of Allied World Assurance Holdings (Ireland) Ltd
X	Directors and Executive Officers of Allied World Assurance Holdings (U.S.) Inc.
Y	Directors and Executive Officers of Allied World Insurance Company
Z	Directors and Executive Officers of AW Underwriters Inc.
AA	Directors and Executive Officers of Allied World Specialty Insurance Company
BB	Directors and Executive Officers of Allied World Surplus Lines Insurance Company
CC	Directors and Executive Officers of Allied World Assurance Company (U.S.) Inc.

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

THE SECOND 810 HOLDCO LTD.

The following table sets forth certain information with respect to the directors and executive officers of The Second 810 Holdco Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Eric P. Salsberg (Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF

THE SECOND 1109 HOLDCO LTD.

The following table sets forth certain information with respect to the directors and executive officers of The Second 1109 Holdco Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Eric P. Salsberg (Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF

THE SIXTY TWO INVESTMENT COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Eric P. Salsberg (Secretary and Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF

12002574 CANADA INC.

The following table sets forth certain information with respect to the directors and executive officers of 12002574 Canada Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Eric P. Salsberg (Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX E

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Anthony F. Griffiths (Director)	Independent Business Consultant, Toronto, Ontario, Canada	Canada

Benjamin Watsa (Director)	Founder and President, Marval Capital Ltd. 77 King Street West, Suite 4545 Toronto, Ontario M5K 1K2	Canada

Bradley P. Martin (Vice President, Strategic Investments)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Brandon W. Sweitzer (Director)	Dean, School of Risk Management, Insurance and Actuarial Science, St. John’s University 101 Murray Street, Suite 438 New York, New York 10007-2165	United States

Christine N. McLean (Director)	Corporate Director, Fairfax Financial Holdings Limited, 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

David Johnston (Director)	Corporate Director, Ottawa, Canada	Canada

Eric P. Salsberg (Vice President, Corporate Affairs and Corporate Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Jean Cloutier (Vice President, International Operations)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Jennifer Allen (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

John Varnell (Vice President, Corporate Development)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Karen L. Jurjevich (Director)	Principal, Branksome Hall and Chief Executive Officer and Principal, Branksome Hall Global 10 Elm Avenue Toronto, Ontario M4W 1N4	Canada

Lauren C. Templeton (Director)	Founder and President, Templeton and Phillips Capital Management, LLC 810 Scenic Highway Lookout Mountain, TN, USA 37350	United States

Michael Wallace (Vice President)	Vice President, Fairfax Financial Holdings Limited, 95 Wellington Street West, Suite 800 Toronto ON M5J 2N7	Canada

Olivier Quesnel (Vice President and Chief Actuary)	Vice President and Chief Actuary, Fairfax Financial Holdings Limited, 95 Wellington Street West, Suite 800 Toronto ON M5J 2N7	Canada

Peter Clarke (Vice President and Chief Operating Officer)	Vice President and Chief Operating Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

R. William McFarland (Director)	Corporate Director, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N	Canada

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director, Toronto, Ontario, Canada	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Timothy R. Price (Director)	Chairman of Brookfield Funds, Brookfield Asset Management Inc. c/o Edper Financial Group 51 Yonge Street, Suite 400 Toronto, ON M5E 1J1	Canada

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Vinodh Loganadham (Vice President, Administrative Services)	Vice President, Administrative Services, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

William Weldon (Director)	Independent Business Consultant, Florida, United States	United States

ANNEX F

DIRECTORS AND EXECUTIVE OFFICERS OF

FFHL GROUP LTD.

The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Bradley P. Martin (Vice President and Secretary)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Vice President and Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Jennifer Allen (Vice President and Director)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Peter Clarke (Vice President and Director)	Vice President and Chief Operating Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

V. Prem Watsa (President and Chief Executive Officer and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX G

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX (US) INC.

The following table sets forth certain information with respect to the directors and executive officers of Fairfax (US) Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Eric P. Salsberg (Chairman, Vice President and Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Melody A. Spencer (Vice President, Treasurer and Director)	Vice President, Treasurer and Director, Fairfax (US) Inc. 2850 Lake Vista Drive, Ste. 150 Lewisville, Texas 75067	United States

Sonja Lundy (Director, President, Chief Executive Officer and Secretary)	Director, President, Chief Executive Officer and Secretary, Fairfax (US) Inc. 2850 Lake Vista Drive, Ste. 150 Lewisville, Texas 75067	United States

ANNEX H

DIRECTORS AND EXECUTIVE OFFICERS OF

BRIT LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Brit Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Andrea Welsch (Director)	Independent Non-Executive Director, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Andrew A. Barnard (Director)	President and Chief Operating Officer, Fairfax Insurance Group 100 William Street, 5th Floor New York, New York 10038	United States

Gavin Wilkinson (Director)	Chief Financial Officer, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Gordon Campbell (Director)	Senior Independent Non-Executive Director, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	Canada

Mark Allan (Executive Director)	Executive Director, Brit Limited and Ki CEO, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Matthew Wilson (Group Chief Executive Officer and Director)	Group Chief Executive Officer and Director, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF

BRIT INSURANCE HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Brit Insurance Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Antony Usher (Director)	Group Financial Controller, Brit Insurance Holdings Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Christopher Denton (Director)	Group Head of ILS and Capital Management and Chief Underwriting Officer, Brit Reinsurance (Bermuda) Limited Chesney House, The Waterfront, 96 Pitts Bay Road,	United Kingdom

Mark Allan (Director)	Executive Director, Brit Limited and Ki CEO, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Stuart Dawes (Director)	Head of Group Financial Performance, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

ANNEX J

DIRECTORS AND EXECUTIVE OFFICERS OF

BRIT SYNDICATES LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Brit Syndicates Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Andrea Welsch (Director)	Independent Non-Executive Director, Brit Syndicates Limited The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB United Kingdom	United Kingdom

Anthony Medniuk (Director)	Director, Brit Syndicates Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Caroline Ramsay (Director)	Director, Brit Syndicates Limited The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB United Kingdom	United Kingdom

Christiern Dart (Director)	Director, Brit Syndicates Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Gavin Wilkinson (Director)	Chief Financial Officer, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Mark Allan (Director)	Executive Director, Brit Limited and Ki CEO, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Matthew Wilson (Director)	Group Chief Executive Officer and Director, Brit Limited The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB United Kingdom	United Kingdom

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Pinar Yetgin (Director)	Director, Brit Syndicates Limited The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB United Kingdom	United Kingdom

Simon P.G. Lee (Director)	Director, Brit Syndicates Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

ANNEX K

DIRECTORS AND EXECUTIVE OFFICERS OF

BRIT REINSURANCE (BERMUDA) LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Brit Reinsurance (Bermuda) Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Alan Waring (Director)	Independent Non-Executive Director, Brit Reinsurance (Bermuda) Limited Chesney House, The Waterfront, 96 Pitts Bay Road,	Ireland

Christopher Denton (Director)	Group Head of ILS and Capital Management and Chief Underwriting Officer, Brit Reinsurance (Bermuda) Limited Chesney House, The Waterfront, 96 Pitts Bay Road,	United Kingdom

Graham Pewter (Director)	Independent Non-Executive Director, Brit Reinsurance (Bermuda) Limited Chesney House, The Waterfront, 96 Pitts Bay Road,	United Kingdom

Jay Nichols (Director)	Independent Non-Executive Director, Brit Reinsurance (Bermuda) Limited Chesney House, The Waterfront, 96 Pitts Bay Road,	United States

Karl Grieves (Director)	Finance and Operations Director, Brit Reinsurance (Bermuda) Limited Chesney House, The Waterfront, 96 Pitts Bay Road,	United Kingdom

Mark Allan (Non-Executive Director)	Executive Director, Brit Limited and Ki CEO, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

ANNEX L

DIRECTORS AND EXECUTIVE OFFICERS OF

BRIT UW LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Brit UW Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Antony Usher (Director)	Group Financial Controller, Brit Insurance Holdings Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Mark Allan (Director)	Executive Director, Brit Limited and Ki CEO, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Matthew Wilson (Group Chief Executive Officer and Director)	Group Chief Executive Officer and Director, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

Stuart Dawes (Director)	Head of Group Financial Performance, Brit Limited The Leadenhall Building, 122 Leadenhall Street London EC3V 4AB	United Kingdom

ANNEX M

DIRECTORS AND EXECUTIVE OFFICERS OF

ODYSSEY US HOLDINGS INC.

The following table sets forth certain information with respect to the directors and executive officers of Odyssey US Holdings Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Brian D. Young (Chairman of the Board of Directors, President and Chief Executive Officer)	President, Chief Executive Officer, and Director, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	United States

Elizabeth A. Sander (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	United States

Jan Christiansen (Executive Vice President, Chief Financial Officer, Controller and Director)	Executive Vice President and Chief Financial Officer, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	Denmark

ANNEX N

DIRECTORS AND EXECUTIVE OFFICERS OF

ODYSSEY GROUP HOLDINGS, INC.

The following table sets forth certain information with respect to the directors and executive officers of Odyssey Group Holdings, Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Andrew A. Barnard (Chairman of the Board)	President and Chief Operating Officer, Fairfax Insurance Group 100 William Street, 5th Floor New York, New York 10038	United States

Brandon W. Sweitzer (Director)	Dean, School of Risk Management, Insurance and Actuarial Science, St. John’s University 101 Murray Street, Suite 438 New York, New York 10007-2165	United States

Brian D. Young (President, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	United States

Elizabeth A. Sander (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	United States

Jan Christiansen (Executive Vice President and Chief Financial Officer)	Executive Vice President and Chief Financial Officer, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	Denmark

Jennifer Allen (Director)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Peter Clarke (Director)	Vice President and Chief Operating Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Peter H. Lovell (Executive Vice President, General Counsel and Corporate Secretary)	Executive Vice President, General Counsel and Corporate Secretary, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	United States

ANNEX O

DIRECTORS AND EXECUTIVE OFFICERS OF

ODYSSEY REINSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Odyssey Reinsurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Alane R. Carey (Executive Vice President)	Executive Vice President and Global Marketing Director, Odyssey Reinsurance Company 300 First Stamford Place Stamford, Connecticut 06902	United States

Brian D. Quinn (Executive Vice President)	Executive Vice President, Odyssey Reinsurance Company 300 First Stamford Place, Stamford, Connecticut 06902	United States

Brian D. Young (Chairman, President and Chief Executive Officer)	President, Chief Executive Officer, and Director, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	United States

Carl A. Overy (Executive Vice President)	Chief Executive Officer, London Market Division, Newline Underwriting Management Limited Corn Exchange 55 Mark Lane London EC3R 7NE England	United Kingdom

Elizabeth A. Sander (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	United States

Isabelle Dubots-Lafitte (Executive Vice President)	Executive Vice President, Odyssey Reinsurance Company 14 Rue Du 4 Septembre 75002 Paris France	United States

Jan Christiansen (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	Denmark

Joseph A. Guardo (Executive Vice President)	Executive Vice President, Odyssey Reinsurance Company 300 First Stamford Place Stamford, Connecticut 06902	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Lucien Pietropoli (Executive Vice President)	Chief Executive Officer, Asia Pacific, Odyssey Reinsurance Company 1 Finlayson Green #17-00 Singapore 049246	France

Peter H. Lovell (Executive Vice President, General Counsel and Corporate Secretary)	Executive Vice President, General Counsel and Corporate Secretary, Odyssey Group Holdings, Inc. 300 First Stamford Place Stamford, Connecticut 06902	United States

Philippe Mallier (Executive Vice President)	Executive Vice President, Odyssey Reinsurance Company 300 First Stamford Place Stamford, Connecticut 06902	France

ANNEX P

DIRECTORS AND EXECUTIVE OFFICERS OF

ZENITH NATIONAL INSURANCE CORP.

The following table sets forth certain information with respect to the directors and executive officers of Zenith National Insurance Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Andrew A. Barnard (Director)	President and Chief Operating Officer, Fairfax Insurance Group 100 William Street, 5th Floor New York, New York 10038	United States

Antonio Gaitan (Executive Vice President, Chief Financial Officer and Treasurer)	Executive Vice President, Chief Financial Officer and Treasurer, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Chad J. Helin (Executive Vice President, General Counsel, Secretary and Director)	Executive Vice President, General Counsel and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Davidson M. Pattiz (Executive Vice President and Chief Operating Officer)	Executive Vice President and Chief Operating Officer, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Jack D. Miller (Chairman and Director)	Chairman and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Jennifer Allen (Director)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Kari L. Van Gundy (President, Chief Executive Officer and Director)	President, Chief Executive Officer and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Olivier Quesnel (Director)	Vice President and Chief Actuary, Fairfax Financial Holdings Limited, 95 Wellington Street West, Suite 800 Toronto ON M5J 2N7	Canada

Peter Clarke (Director)	Vice President and Chief Operating Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX Q

DIRECTORS AND EXECUTIVE OFFICERS OF

ZENITH INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Zenith Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
A. Mary Ames (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Antonio Gaitan (Executive Vice President, Chief Financial Officer and Treasurer)	Executive Vice President, Chief Financial Officer and Treasurer, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Chad J. Helin (Executive Vice President, General Counsel and Director)	Executive Vice President, General Counsel and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Craig C. Thomson (Executive Vice President)	Executive Vice President, Zenith Insurance Company 925 Highland Pointe Drive, Suite 250 Roseville, California 95678	United States

Davidson M. Pattiz (Executive Vice President and Chief Operating Officer)	Executive Vice President and Chief Operating Officer, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Eden M. Feder (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Jack D. Miller (Chairman and Director)	Chairman and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Jason T. Clarke (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Jonathan W. Lindsay (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Kari L. Van Gundy (President, Chief Executive Officer and Director)	President, Chief Executive Officer and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Michael F. Cunningham (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Paul R. Ramont (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

ANNEX R

DIRECTORS AND EXECUTIVE OFFICERS OF

RESOLUTION GROUP REINSURANCE (BARBADOS) LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Resolution Group Reinsurance (Barbados) Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Alistair Dent (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael	United Kingdom

Deborah Irving (Vice President)	Executive Vice President, Chief Financial Officer Riverstone 250 Commercial St. Suite 5000 Manchester, NH 03101	United States

Janice Burke (Vice President and General Manager)	Vice President and General Manager, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael	United States

Jean Cloutier (President)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario, M5J 2N7	Canada

Lisl Lewis (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael	Barbados

Niall Tully (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, ffh Management Services First Floor 25-28 Adelaide Road Dublin 2	Ireland

Nicholas C. Bentley (Director)	Chairman, Chief Executive Officer, President and Director, RiverStone Resources LLC 250 Commercial Street, Suite 5000 Manchester, New Hampshire 03101	United Kingdom

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Paul Mulvin (Vice President)	Vice President, ffh Management Services First Floor 25-28 Adelaide Road Dublin 2	Ireland

Paula Alleyne (Senior Manager, Treasury & Financial Reporting)	Senior Manager Treasury & Financial Reporting, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael	Barbados

Ronald Schokking (Chairman)	Independent Business Consultant, Ontario, Canada	Canada

William P. Douglas (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael	Barbados

ANNEX S

DIRECTORS AND EXECUTIVE OFFICERS OF

1102952 B.C. UNLIMITED LIABILITY COMPANY

The following table sets forth certain information with respect to the directors and executive officers of 1102952 B.C. Unlimited Liability Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
John Varnell (Director)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX T

DIRECTORS AND EXECUTIVE OFFICERS OF

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

The following table sets forth certain information with respect to the directors and executive officers of Allied World Assurance Company Holdings, Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Graham Collis (Director)	Retired	Bermuda

Jean Cloutier (Director)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Ken Miner (Director)	EVP & Global Head, Capital Markets, OMERS Administration Corporation Royal Bank Plaza, North Tower 200 Bay Street, Suite 2300, PO Box 92 Toronto, Ontario M5J 2J2	Canada

Louis Iglesias (Chairman of the Board of Directors, President & Chief Executive Officer)	Chairman of the Board of Directors, President & Chief Executive Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Michael McCrimmon (Director and Vice Chairman)	Director and Vice Chairman, Allied World Assurance Company Holdings I, Ltd 27 Richmond Road Pembroke HM 08 Bermuda	Canada

Scott Hunter (Director)	Retired	Bermuda

ANNEX U

DIRECTORS AND EXECUTIVE OFFICERS OF

ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD

The following table sets forth certain information with respect to the directors and executive officers of Allied World Assurance Company Holdings I, Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Colm Singleton (Head of Bermuda Office; Executive Vice President, Head of Bermuda and Global Markets Claims Group)	Head of Bermuda Office; Executive Vice President, Head of Bermuda and Global Markets Claims Group, Allied World Assurance Company Holdings I, Ltd 27 Richmond Road Pembroke HM 08 Bermuda	Bermuda

Louis Iglesias (Director)	Chairman of the Board of Directors, President & Chief Executive Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Michael McCrimmon (Director and Vice Chairman)	Director and Vice Chairman, Allied World Assurance Company Holdings I, Ltd 27 Richmond Road Pembroke HM 08 Bermuda	Canada

Wesley Dupont (Director)	Chief Operating Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

ANNEX V

DIRECTORS AND EXECUTIVE OFFICERS OF

ALLIED WORLD ASSURANCE COMPANY, LTD

The following table sets forth certain information with respect to the directors and executive officers of Allied World Assurance Company, Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Colm Singleton (Head of Bermuda Office; Executive Vice President, Head of Bermuda and Global Markets Claims Group)	Head of Bermuda Office; Executive Vice President, Head of Bermuda and Global Markets Claims Group, Allied World Assurance Company Holdings I, Ltd 27 Richmond Road Pembroke HM 08 Bermuda	Bermuda

John Bender (Director)	CEO, Global Reinsurance, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Louis Iglesias (Director)	Chairman of the Board of Directors, President & Chief Executive Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Michael McCrimmon (Director and Vice Chairman)	Director and Vice Chairman, Allied World Assurance Company Holdings I, Ltd 27 Richmond Road Pembroke HM 08 Bermuda	Canada

Wesley Dupont (Director)	Chief Operating Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

ANNEX W

DIRECTORS AND EXECUTIVE OFFICERS OF

ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD

The following table sets forth certain information with respect to the directors and executive officers of Allied World Assurance Holdings (Ireland) Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Jim O’Mahoney (Director)	Retired	Ireland

Lee Dwyer (Director and President)	Director and President, Allied World Assurance Holdings (Ireland) Ltd 3rd Floor, Georges Quay Plaza Georges Quay Dublin 2	United Kingdom

Sean Hehir (Director)	Retired	Ireland

Wesley Dupont (Director)	Chief Operating Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

ANNEX X

DIRECTORS AND EXECUTIVE OFFICERS OF

ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.

The following table sets forth certain information with respect to the directors and executive officers of Allied World Assurance Holdings (U.S.) Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
John Bender (Director and CEO, Global Reinsurance)	CEO, Global Reinsurance, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Louis Iglesias (Director and President & Chief Executive Officer)	Chairman of the Board of Directors, President & Chief Executive Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Wesley Dupont (Director and Chief Operating Officer)	Chief Operating Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

ANNEX Y

DIRECTORS AND EXECUTIVE OFFICERS OF

ALLIED WORLD INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Allied World Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Christian Gravier (President, North America Professional Lines)	President, North America Professional Lines, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

John Bender (Director)	CEO, Global Reinsurance, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Joseph Cellura (President, North America Casualty)	President, North America Casualty, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

Kevin Marine (President & Chief Underwriting Officer, Global Reinsurance)	President & Chief Underwriting Officer, Global Reinsurance, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

Louis Iglesias (Director)	Chairman of the Board of Directors, President & Chief Executive Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Robert Bowden (Executive Vice President, Global Insurance)	Executive Vice President, Global Insurance, Allied World Insurance Company 550 Hope Street, Suite 1825 Los Angeles, CA 90071	United States

Wesley Dupont (Director)	Chief Operating Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

ANNEX Z

DIRECTORS AND EXECUTIVE OFFICERS OF

AW UNDERWRITERS INC.

The following table sets forth certain information with respect to the directors and executive officers of AW Underwriters Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Christian Gravier (President, North America Professional Lines)	President, North America Professional Lines, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

John Bender (Director)	CEO, Global Reinsurance, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Joseph Cellura (President, North America Casualty)	President, North America Casualty, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

Louis Iglesias (Director)	Chairman of the Board of Directors, President & Chief Executive Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Robert Bowden (Executive Vice President, Global Insurance)	Executive Vice President, Global Insurance, Allied World Insurance Company 550 Hope Street, Suite 1825 Los Angeles, CA 90071	United States

Wesley Dupont (Director)	Chief Operating Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

ANNEX AA

DIRECTORS AND EXECUTIVE OFFICERS OF

ALLIED WORLD SPECIALTY INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Allied World Specialty Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Christian Gravier (President, North America Professional Lines)	President, North America Professional Lines, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

John Bender (Director)	CEO, Global Reinsurance, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Joseph Cellura (President, North America Casualty)	President, North America Casualty, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

Louis Iglesias (Director)	Chairman of the Board of Directors, President & Chief Executive Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Robert Bowden (Executive Vice President, Global Insurance)	Executive Vice President, Global Insurance, Allied World Insurance Company 550 Hope Street, Suite 1825 Los Angeles, CA 90071	United States

Wesley Dupont (Director)	Chief Operating Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

ANNEX BB

DIRECTORS AND EXECUTIVE OFFICERS OF

ALLIED WORLD SURPLUS LINES INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Allied World Surplus Lines Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Christian Gravier (President, North America Professional Lines)	President, North America Professional Lines, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

John Bender (Director)	CEO, Global Reinsurance, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Joseph Cellura (President, North America Casualty)	President, North America Casualty, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

Louis Iglesias (Director)	Chairman of the Board of Directors, President & Chief Executive Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Robert Bowden (Executive Vice President, Global Insurance)	Executive Vice President, Global Insurance, Allied World Insurance Company 550 Hope Street, Suite 1825 Los Angeles, CA 90071	United States

Wesley Dupont (Director)	Chief Operating Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

ANNEX CC

DIRECTORS AND EXECUTIVE OFFICERS OF

ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.

The following table sets forth certain information with respect to the directors and executive officers of Allied World Assurance Company (U.S.) Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Christian Gravier (President, North America Professional Lines)	President, North America Professional Lines, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

John Bender (Director)	CEO, Global Reinsurance, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Joseph Cellura (President, North America Casualty)	President, North America Casualty, Allied World Insurance Company 199 Water Street, 26th Floor New York, NY 10038	United States

Louis Iglesias (Director)	Chairman of the Board of Directors, President & Chief Executive Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Robert Bowden (Executive Vice President, Global Insurance)	Executive Vice President, Global Insurance, Allied World Insurance Company 550 Hope Street, Suite 1825 Los Angeles, CA 90071	United States

Wesley Dupont (Director)	Chief Operating Officer, Allied World Assurance Company Holdings, Ltd 199 Water Street, 26th Floor New York, NY 10038	United States

Exhibit Index

Exhibit No.	Description
Ex. 1.1:	Members of filing group.

Ex. 2.3:	Joint filing agreement dated as of August 25, 2021 between V. Prem Watsa, The Second 810 Holdco Ltd., The Second 1109 Holdco Ltd., The Sixty Two Investment Company Limited, 12002574 Canada Inc., Fairfax Financial Holdings Limited, FFHL Group Ltd., Fairfax (US) Inc., Brit Limited, Brit Insurance Holdings Limited, Brit Syndicates Limited, Brit Reinsurance (Bermuda) Limited, Brit UW Limited, Odyssey US Holdings Inc., Odyssey Group Holdings, Inc., Odyssey Reinsurance Company, Zenith National Insurance Corp., Zenith Insurance Company, Resolution Group Reinsurance (Barbados) Limited, 1102952 B.C. Unlimited Liability Company, Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company Holdings I, Ltd, Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd, Allied World Assurance Holdings (U.S.) Inc., Allied World Insurance Company, AW Underwriters Inc., Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company and Allied World Assurance Company (U.S.) Inc.

Ex. 3:	Power of attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020).

Ex. 4:	Form of Asset Value Loan Note Agreement among Fairfax Financial Holdings Limited, as Promisor and applicable Riverstone Europe Company, as Payee and Hamblin Watsa Investment Counsel Ltd., as HWIC.

Ex. 5:	Power of attorney, dated April 27, 2021 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on June 14, 2021).